William E. Carlson	Shapiro Sher Guinot & Sandler
Direct Phone 410.385.4205	250 West Pratt Street
Email: wec@shapirosher.com	Suite 2000
Baltimore, Maryland 21201-3147
Telephone: 410.385.0202
Facsimile: 410.539.7611
shapirosher.com

August 6, 2021

VIA EDGAR

Ms. Megan Miller, Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, NE

Washington, D.C. 20549-5628

Re:	Princeton Capital Corporation (the “Registrant”) Annual Report filed on Form 10-K for the Fiscal Year Ended December 31, 2020 - Filed March 31, 2021

Dear Ms. Miller:

This letter is written in response to oral comments received from the staff (the “Staff”) of the Division of Investment Management on July 8, 2021, relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”) filed on March 31, 2021. For convenience of reference, each comment is recited in bold face type and is followed by the Registrant’s response thereto.

1.	Please include all disclosures required for restricted securities, if applicable (Reference Regulation S-X, Rule 12-12, footnote 8).

RESPONSE: The Registrant acknowledges the Staff’s comment and advises the Staff that it will include all of the disclosures related to restricted securities required by Regulation S-X, Rule 12-12, footnote 8, including acquisition date, in future financial statements beginning with the Registrant’s Form 10-Q for the quarterly period ended June 30, 2021.

2.	Please explain if any changes in valuation techniques used. If any changes, provide supplementary disclosure with correspondence filing and, if so, please include reasons for changes in Notes to Financial Statements on a prospective basis (Reference FASB ASC 820-10-50-2(bbb)).

RESPONSE: The Registrant did not have any changes in valuation techniques to report in its Annual Report and advises the Staff that it will report any changes in valuation techniques, and the reason for making such changes, in the Notes to Financial Statements in all future filings.

3.	Please explain why a change in accrual was recorded as income as opposed to an expense citing applicable United States Generally Accepted Accounting Principles.

RESPONSE: As disclosed in Note 2 of the Notes to Financial Statements of the Annual Report, $86,920 was recorded as other income from non-investment sources resulting from the reversal of valuation fees that were accrued in a previous reporting period. The $86,920 in fees was originally accrued in Accounts Payable and expensed in Valuation fees in February and April of 2019. These disputed amounts were deemed not payable in 2020 after more than a year and a half passed with no attempt by the vendor to collect.

4.	Please explain how the real estate taxes paid on behalf of Lone Star was recorded on the financial statements.

RESPONSE: As disclosed under the heading Investment Activity on page 30 of the Annual Report, the real estate taxes paid on behalf of Lone Star Brewery Development, Inc. was recorded as an additional advancement under the Second Lien Loan when it was paid on March 31, 2020.

5.	Please explain what “due to affiliates” represents along with the frequency of payments in Item 8.

RESPONSE: “Due to affiliates” on the Statements of Assets and Labilities on page F-2 of the Annual Report is an accrual for amounts owed to the Registrant’s investment advisor, House Hanover, LLC (“House Hanover”). Under the Registrant’s Investment Advisory Agreement with House Hanover, House Hanover is entitled to reimbursement of administration fees that it incurs on behalf of the Registrant. The administration fees that are being accrued are for the amounts owed to the Registrant’s Chief Financial Officer and Chief Compliance Officer in the total amount of $67,500 per quarter. As stated on the Registrant’s Statements of Assets and Labilities on page F-2 of the Annual Report, the balance of $472,500 as of December 31, 2020 is an accrual of 7 quarters that had been earned but not paid to House Hanover, which is allowing these fees to accrue and not be paid to allow the Registrant to build its cash balance.

On April 29, 2021, the Registrant made a payment to House Hanover in the amount of $202,500 to reduce the accrued administration fees. The Registrant, in future filings, will provide increased disclosure with respect to the “Due to affiliates” line item in the Notes to Financial Statements, including the frequency of payments.

6.	Under Note 2 of the Notes to Financial Statements, please specify which years have had reclassifications of financial statements on a go forward basis.

RESPONSE: The Registrant acknowledges the Staff’s comment and advises the Staff that it will specify which years have had reclassifications in future financial statements beginning with the Registrant’s Form 10-Q for the quarterly period ended June 30, 2021.

The reclassification referred to on page F-13 of the Annual Report was a reclassification of amounts from 2019. In 2019, $176,530 was reclassified from Interest income paid-in-kind from non-control/non-affiliate investments to Interest income paid-in-kind from control investments.

7.	In the Notes to Financial Statements, Recent Accounting Pronouncements should be updated to reflect that the Registrant has adopted ASU 2018-13 since the effective date has passed. As part of the adoption of ASU 2018-13, please ensure that the Registrant discloses how the average of the inputs is calculated (Reference FASB ASC 850-10-50-2(bbb)(2)(i)).

RESPONSE: The Registrant acknowledges the Staff’s comment and advises the Staff that the Registrant has adopted ASU 2018-13. The Registrant confirms that it will include disclosures regarding how the average of the unobservable inputs were calculated as a footnote to the tables that provide quantitative information regarding Level 3 fair value measurements in all future filings.

On behalf of the Registrant, I hereby confirm that the Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 410-385-4205.

Sincerely,

/s/ William E. Carlson
William E. Carlson

cc:	Mark DiSalvo, Interim President and Chief Executive Officer
Gregory J. Cannella, Chief Financial Officer, Secretary, and Treasurer
Jason A. Wasserman, Esq.